Filed Pursuant to Rule 424(b)(3)
Registration No. 333-164703

KBS REAL ESTATE INVESTMENT TRUST III, INC.
SUPPLEMENT NO. 15 DATED OCTOBER 4, 2011
TO THE PROSPECTUS DATED OCTOBER 26, 2010

This document supplements, and should be read in conjunction with, the prospectus of KBS Real Estate Investment Trust III, Inc. dated October 26, 2010, as supplemented by supplement no. 7 dated April 25, 2011, supplement no. 8 dated April 25, 2011, supplement no. 9 dated May 10, 2011, supplement no. 10 dated June 24, 2011, supplement no. 11 dated July 21, 2011, supplement no. 12 dated August 12, 2011, supplement no. 13 dated September 15, 2011 and supplement no. 14 dated September 30, 2011. As used herein, the terms "we," "our" and "us" refer to KBS Real Estate Investment Trust III, Inc. and, as required by context, KBS Limited Partnership III, which we refer to as our "Operating Partnership," and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose a change in our volume discount program.
Volume Discounts
We have modified our volume discount program such that investors no longer need to purchase their shares through the same participating broker-dealer to be eligible for a volume discount. The complete terms of the volume discount program are restated in full below:
We are offering volume discounts to investors who purchase $1,000,000 or more of shares in our primary offering. The net proceeds to us from a sale eligible for a volume discount are the same, but the selling commissions and, in some cases, the dealer manager fees we pay are reduced. Because the dealer manager reallows all selling commissions, the amount of commissions participating broker-dealers receive for such sales is reduced.
The following table shows the discounted price per share and the reduced selling commissions and dealer manager fees payable for volume sales of our shares.

Dollar Volume Shares Purchased			Sales Commissions (Based on $10.00 Price Per Share)	Dealer Manager Fee (Based on $10.00 Price Per Share)	Price Per Share to Investor
$—	to	$999,999	6.5%	3%	$10.00
$1,000,000	to	$1,999,999	5.5%	3%	$9.90
$2,000,000	to	$2,999,999	4.5%	3%	$9.80
$3,000,000	to	$3,999,999	3.5%	2.5%	$9.65
$4,000,000	to	$9,999,999	2%	2.5%	$9.50
$10,000,000	and above		1%	2%	$9.35

We will apply the reduced selling price, selling commission and dealer manager fee to the entire purchase. All commission rates and dealer manager fees are calculated assuming a price per share of $10.00. For example, a purchase of 250,000 shares in a single transaction would result in a purchase price of $2,450,000 ($9.80 per share), selling commissions of $112,500 and dealer manager fees of $75,000.
To qualify for a volume discount as a result of multiple purchases of our shares, you must mark the “Additional Investment” space on the subscription agreement. We are not responsible for failing to combine purchases if you fail to mark the “Additional Investment” space. Once you qualify for a volume discount, you will be eligible to receive the benefit of such discount for subsequent purchases of shares in our primary offering. If a subsequent purchase entitles an investor to an increased reduction in sales commissions and/or the dealer manager fee, the volume discount will apply only to the current and future investments.

The following persons may combine their purchases as a “single purchaser” for the purpose of qualifying for a volume discount:

•	an individual, his or her spouse, their children under the age of 21 and all pension or trust funds established by each such individual;

•	a corporation, partnership, association, joint-stock company, trust fund or any organized group of persons, whether incorporated or not;

•	an employees' trust, pension, profit-sharing or other employee benefit plan qualified under Section 401(a) of the Internal Revenue Code; and

•	all commingled trust funds maintained by a given bank.
In the event a person wishes to have his or her order combined with others as a “single purchaser,” that person must request such treatment in writing at the time of subscription setting forth the basis for the discount and identifying the orders to be combined. Any request will be subject to our verification that the orders to be combined are made by a single purchaser. If the subscription agreements for the combined orders of a single purchaser are submitted at the same time, then the commissions payable and discounted share price will be allocated pro rata among the combined orders on the basis of the respective amounts being combined. Otherwise, the volume discount provisions will apply only to the order that qualifies the single purchaser for the volume discount and the subsequent orders of that single purchaser.
Only shares purchased in our primary offering are eligible for volume discounts. Shares purchased through our dividend reinvestment plan are not eligible for a volume discount nor will such shares count toward the threshold limits listed above that qualify an investor for the different discount levels.
Volume discounts for California residents will be available in accordance with the foregoing table of uniform discount levels. However, with respect to California residents, no discounts will be allowed to any group of purchasers and no subscriptions may be aggregated as part of a combined order for purposes of determining the dollar amount of shares purchased.

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